Exhibit 99.1

VIA optronics AG Reports Preliminary Unaudited Fourth Quarter and Full Year 2022 Financial Results

Annual revenue rose 20.9% year-over-year

Nuremberg, Germany: March 28, 2023 - VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced preliminary unaudited financial results for the fourth quarter ended December 31, 2022.

Fourth Quarter 2022 Highlights (Compared with prior-year period, where comparisons are noted)

●	Total revenue of €54.9 million increased by 18.6% driven by growth in the Display Solutions segment
●	Gross profit margin increased to 16.6% from 13.7%
●	Operating loss was €(4.4) million, compared to operating loss of €(7.7) million
●	Loss after taxes from continuing operations (attributable to VIA optronics AG shareholders) was €(6.0) million or €(1.31) per share, compared to loss after taxes from continuing operations (attributable to VIA optronics AG shareholders) of €(8.0) million or €(1.77) per share
●	Total EBITDA loss was €(2.7) million compared to EBITDA loss of €(6.1) million

Full Year 2022 Highlights (Compared with prior-year period, where comparisons are noted)

●	Total revenue of €218.5 million increased by 20.9% driven by growth in the Display Solutions segment
●	Gross profit margin decreased to 10.3% from 11.3%
●	Operating loss was €(6.7) million, compared to operating loss of €(9.5) million
●	Loss after taxes from continuing operations (attributable to VIA optronics AG shareholders) was €(9.9) million or €(2.17) per share compared to loss after taxes from continuing operations (attributable to VIA optronics AG shareholders) of €(11.8) million or €(2.59) per share
●	Total EBITDA loss was €(0.2) million compared to EBITDA loss of €(3.4) million

The production performance at VIA´s Nuremberg facility was addressed successfully and the current facility output is beyond plan. Moreover, VIA is intensely exploring opportunities to extend its solutions for car interiors with interactive display and touch functionality with industrial partners. Furthermore, the Company kicked off the implementation of its first shared services activities in the Philippines.

“We are pleased to report strong quarterly and annual revenue growth, closing out an important year in which we consolidated and strengthened the organization. This growth was supported by the expansion of our Nuremberg facility and completion of our production ramp up,” said Jürgen Eichner, CEO & Founder of VIA. “For the full year 2022, the Company executed well despite the impact of external factors like inflation, supply chain challenges and higher logistics and freight costs on the Company´s operational results. The implemented margin improvements and cost savings measures have set us up for additional improvement as we progress towards margin expansion in 2023.”

Fourth Quarter 2022 Financial Summary

Total revenue of €54.9 million increased 18.6% from €46.3 million in the fourth quarter of 2021. The increase was driven by growth in the Company’s Display Solutions segment, driven primarily by growth in the automotive end market. Revenue in the Sensor Technologies segment decreased compared to the fourth quarter of 2021 due to ongoing lower demand in the consumer end market after record turnover in the prior year.

Gross profit margin increased to 16.6% from 13.7% in the fourth quarter of 2021. Gross profit margin in the Display Solutions segment increased compared to the fourth quarter of 2021, despite ongoing margin pressure linked to increases in material costs, inflation and logistical costs. Gross profit margin in the Sensor Technologies segment decreased due to lower post-pandemic demand and consequently lower utilization.

Research and development expenses increased compared to the fourth quarter of 2021, as the Company invested in its future strategy. Selling expenses decreased and general and administrative expenses decreased as well compared to the fourth quarter of 2021 due to further improvements in the administrative cost structure.

Operating loss was €(4.4) million, compared to operating loss of €(7.7) million in the fourth quarter of 2021. Loss after taxes from continuing operations (attributable to VIA optronics AG shareholders) was €(6.0) million, or loss of €(1.31) per basic and diluted share, compared to Loss after taxes from continuing operations (attributable to VIA optronics AG shareholders) of €(8.0) million, or loss of €(1.77) per basic and diluted share, in the fourth quarter of 2021.

Total EBITDA was €(2.7) million compared to EBITDA of €(6.1) million in the fourth quarter of 2021. EBITDA in the Display Solutions segment increased compared to the fourth quarter of 2021, driven by improved operational performance and certain non-recurring events, including some prior customer related reserve adjustments. EBITDA in the Sensor Technologies segment decreased compared to the fourth quarter of 2021 and EBITDA in Other Segments decreased compared to the fourth quarter of 2021, driven by the non-recurring events described above.

Year End 2022 Financial Summary

Total revenue of €218.5 million increased by 20.9% from €180.8 million in 2021. The increase was driven by increased revenue in the Company’s Display Solutions segment, supported by favorable foreign exchange rate effects, among other factors. Revenue in the Display Solutions segment increased compared to 2021, driven primarily by growth in the automotive end market. Revenue in the Sensor Technologies segment decreased compared to 2021, due to ongoing lower demand in the consumer end market after record turnover in the prior year.

Gross profit margin decreased to 10.3% from 11.3% in 2021. Gross profit margin in the Display Solutions segment slightly increased compared to 2021, despite ongoing margin pressure, due to increases in material costs, inflation and logistical costs. Gross profit margin in the Sensor Technologies segment decreased compared to 2021, due to lower post-pandemic demand and consequently lower utilization.

Research and development expenses increased, due to increased investment to support the Company’s future strategy to expand into integrated display solutions. Moreover, Germaneers GmbH was fully incorporated into 2022 results. Selling expenses decreased and general and administrative expenses decreased due to improved cost discipline in the administrative functions and reduced personnel costs.

Operating loss was €(6.7) million, compared to operating loss of €(9.5) million in 2021. Loss after taxes from continuing operations (attributable to VIA optronics AG shareholders) was €(9.9) million, or loss of €(2.17) per basic and diluted share, compared to Loss after taxes from continuing operations (attributable to VIA optronics AG shareholders) of €(11.8) million, or loss of €(2.59) per basic and diluted share in 2021.

Total EBITDA was €(0.2) million compared to total EBITDA of €(3.4) million in 2021. EBITDA in the Display Solutions segment increased compared to 2021, driven by improved operational performance and certain non-recurring events including some prior customer related reserve adjustments. EBITDA in the Sensor Technologies segment decreased compared to 2021. EBITDA in Other Segments decreased compared to 2021.

Cash and cash equivalents as well as other short-term deposits were €52.4 million as of December 31, 2022 which will support the Company’s strategic growth initiatives.

The Company completed the goodwill impairment test triggered in the second quarter of 2022. The reporting units had a fair value in excess of the carrying value. As a result of the test, no impairment for goodwill was recorded for the second quarter and third quarter of 2022. If actual results are not consistent with our estimates or assumptions, or there are significant changes in any of these estimates, projections and assumptions, then this could have a material effect on the fair value of these assets in future measurement periods and result in an impairment, which could materially affect our results of operations.

The audit of financial statements is still ongoing. Final audited group financial statements will be made available within the required 20 F filing period.

Outlook

For the first quarter of 2023, VIA expects to achieve total revenue of between €40 million to €45 million. For the full year 2023, the Company expects revenue to be around the 2022 level, as we experience increased volatility in customer demand. The Company is increasingly focusing on profit over revenue growth and is adjusting its portfolio accordingly.

VIA will focus on the most promising car models and applications, and at the same time intensify its diversification into industrial applications.

Dr. Markus Peters, CFO of VIA optronics, commented, “We successfully followed our revenue growth path in 2022. Moreover, strong top-line growth supports our fixed cost structure and going forward we will increasingly focus on margin improvements. Moreover, we will focus on net working capital (NWC) management while the total NWC may fluctuate over the quarters.”

Conference Call

VIA will host a conference call to discuss its results and will provide a corporate update at 2:30 p.m. Central European Time / 8:30 a.m. Eastern Time today, March 28, 2023.

The dial-in numbers for the call are +1-646-664-1960 (USA), +49-32-2210983344 (Germany), +44-20-3936-2999 (United Kingdom), or +44 20-3936-2999 (Other). The access code for the call is 835510. Please ask to be connected to the VIA optronics AG call when prompted by the operator.

The live webcast of the call, along with the Company’s earnings press release, can be accessed through the VIA Investor Relations website at https://investors.via-optronics.com. Following the conference call, an archived version of the webcast will also be available on the Investor Relations section of the Company’s website shortly after the live call ends.

Investor Relations website.

About VIA

VIA is a leading provider of enhanced display solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications as well as demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras and other hardware components. VIA’s intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies provide enhanced display solutions that are built to meet the specific needs of its customers.

Non-IFRS Financial Measures

Our management and supervisory boards utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management's compensation.

The non-IFRS measures used by our management and supervisory boards include:

EBITDA, which we define as net profit (loss) calculated in accordance with IFRS before interest, taxes, depreciation and amortization.

Our management and supervisory boards believe these non-IFRS measures are helpful tools in understanding certain aspects of our financial performance and are important supplemental measures of operating performance because they eliminate items that may have less bearing on our operating performance and highlight trends that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that these non-IFRS measures are useful to investors and other users of our financial statements in evaluating our performance because these measures are the same measures used by our management and supervisory boards for these purposes.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement,, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Due to rounding, it is possible that individual figures in this and other documents do not add up precisely to the totals shown and that percentages presented do not accurately reflect the absolute values to which they relate.

Investor Relations
Sam Cohen or Lisa Fortuna
Alpha IR Group
Phone: +1 312-445-2870
VIAO@alpha-ir.com

Media Contact
Alexandra Müller-Plötz
Phone: +49 911 597 575-302
Amueller-ploetz@via-optronics.com

VIA optronics AG

Consolidated Statement of Financial Position

	December 31,	December 31,
Millions of EUR	2022 unaudited	2021
Assets

Non-current assets	25.9	27.8
Intangible assets	3.0	4.2
Property and equipment	20.9	21.5
Other financial assets	1.3	1.1
Deferred tax assets	0.7	1.0

Current assets	110.4	133.9
Inventories	22.1	35.9
Trade accounts receivables	22.6	31.1
Current tax assets	1.0	0.6
Other financial assets	8.0	—
Other non-financial assets	12.3	8.3
Cash and cash equivalents	44.4	58.0

Total assets	136.3	161.7

Equity and liabilities

Equity attributable to equity holders of the parent	53.0	65.0
Share capital	4.5	4.5
Subscribed capital	—	—
Capital reserve	88.5	88.5
(Accumulated Deficit) / Retained earnings	(36.6)	(26.8)
Currency translation reserve	(3.4)	(1.2)

Non-controlling interests	0.1	0.5

Total Equity	53.1	65.5

Non-current liabilities	7.0	8.8
Loans	1.1	0.7
Provisions	0.1	0.1
Lease liabilities	5.6	8.0
Other liabilities	0.2	—

Current liabilities	76.2	87.4
Loans	29.4	34.6
Trade accounts payable	27.1	33.4
Current tax liabilities	0.3	1.4
Provisions	1.0	1.1
Lease liabilities	2.3	2.0
Other financial liabilities	6.9	7.3
Other non-financial liabilities	9.2	7.6

Total equity and liabilities	136.3	161.7

VIA optronics AG

Consolidated Statements of Operations Data including EBITDA Reconciliation

	Three Months Ended		Year ended
	December 31,		December 31,
Millions of EUR	2022 unaudited	2021 unaudited	2022 unaudited	2021
Revenue	54.9	46.3	218.5	180.8

Cost of sales	(45.8)	(43.5)	(196.0)	(160.3)

Gross profit	9.1	2.8	22.5	20.5

Operating (loss)/income	(4.4)	(7.7)	(6.7)	(9.5)

Financial result	(0.3)	—	(1.5)	(0.8)

(Loss)/Profit before tax	(4.7)	(7.7)	(8.2)	(10.3)

Income tax expenses	(1.6)	(0.1)	(2.0)	(1.2)

Net (loss)/profit	(6.3)	(7.8)	(10.2)	(11.5)

	Three Months Ended		Year ended
	December 31,		December 31,
Millions of EUR	2022 unaudited	2021 unaudited	2022 unaudited	2021
Net (loss)/profit	(6.3)	(7.8)	(10.2)	(11.5)
Adjustments:
Interest result	0.3	0.4	1.5	1.2

Fair value (gains) / losses on non-current financial assets at fair value through profit or loss*	—	(0.4)	—	(0.4)

Income tax expenses	1.6	0.1	2.0	1.2

Depreciation	1.7	1.6	6.5	6.1

EBITDA	(2.7)	(6.1)	(0.2)	(3.4)

* Fair value (gains) / losses on non-current financial assets at fair value through profit or loss are excluded from the EBITDA calculation according to SEC guidance.

VIA optronics AG

Earnings Per Share

	Three	Three	Twelve	Twelve
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
Millions of EUR (exept per share data)	2022 unaudited	2021 unaudited	2022 unaudited	2021
Income/(loss) after taxes from continuing operations (attributable to VIA optronics AG shareholders)	(6.0)	(8.0)	(9,9)	(11,8)
Weighted average of shares outstanding	4,530,701	4,530,701	4,530,701	4,530,701
Earnings/(loss) per share in EUR (basic and diluted)	(1.31)	(1.77)	(2.17)	(2.59)